Exhibit 99.1

HELIX BIOPHARMA’S L-DOS47 TO BE HIGHLIGHTED AT
PHARMACEUTICAL INDUSTRY CONFERENCE

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that a presentation on L-DOS47 formulation and analytical method development will be made at the “Formulation Strategies for Protein Therapeutics” conference to be held on October 13 to 15, 2009, in Raleigh, North Carolina.  The conference is sponsored by IBC Life Sciences.

Dr. Tim Kelly, Vice President, Biopharmaceutical Development of KBI BioPharma, Durham N.C., will describe their work on L-DOS47 formulation development. Dr. Kelly’s presentation, entitled “Case Study: Novel Protein Therapeutics, Formulation Development for L-DOS47,” will take place at 12:00 p.m, EDT on October 14.  KBI BioPharma provides Helix formulation support and conducts analytical and stability studies on L-DOS47 cGMP materials.

“It is a pleasure to see Dr. Kelly being invited to the forum,” said Heman Chao, chief scientific officer of Helix BioPharma.  “It is an exciting opportunity to showcase formulation and analytical method development work completed on the L-DOS47 compound to our industry peers.”

For additional information on the IBC's Formulation Strategies for Protein Therapeutics conference visit http://www.ibclifesciences.com/formulation/overview.xml.

About L-DOS47
L-DOS47 combines Helix’s proprietary DOS47 new drug candidate with a highly specific single domain antibody, to form a potential new targeted drug product for the treatment of adenocarcinoma of the lung, the most common form of lung cancer in the world today. L-DOS47 is thought to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, L-DOS47 is believed to modify the microenvironmental conditions of lung cancer cells in a manner that leads to their death. Among these theorized effects, L-DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. As well, the local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol “HBP” and the OTCQX International Market under the symbol “HXBPF”.

About KBI Biopharma Inc.
KBI Biopharma, located in Durham, NC, is a contract development organization for the biopharmaceutical industry. KBI delivers expert and integrated biophysical and biochemical protein characterization, formulation and process development and cGMP manufacturing of recombinant protein Active Pharmaceutical Ingredients (API’s). For additional information about KBI Biopharma please visit www.kbibiopharma.com.

For further information contact:

Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

Helix BioPharma Corp. (“Helix” or the “Company”) has relied solely on KBI Biopharma Inc. for the information about such organization provided in this News Release and the Company disclaims any liability with respect to such information. Helix disclaims responsibility or liability for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Helix of such websites. This News Release contains certain forward-looking statements regarding the planned presentation on L-DOS47 at the “Formulation Strategies for Protein Therapeutics” conference and the Company’s research and development initiatives, which statements can be identified by the use of forward looking terminology such as “will”, “potential”, “opportunities”, “developing”, or comparable terminology referring to future events or results. Forward looking statements are statements about the future and are inherently uncertain, and Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the fact that the L-DOS47 presentation is subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed as a drug or otherwise commercialized; the need for additional research and development, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; the need for regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; manufacturing and upscaling risks; Helix’s dependence on numerous third parties, whose performance and interdependence can critically affect the Company’s performance; the effect of competition; and the risk of changes in business strategy or development plans.  Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.